Exhibit 3.7

FORM 51-102F3 MATERIAL CHANGE REPORT

Item 1     Name and Address of Company

First Quantum Minerals Ltd.

8th Floor – 543 Granville Street Vancouver, British Columbia Canada, V6C 1X8

Telephone Number: 604 -688 – 6577

Item  2     Date of Material Change

September 27, 2012.

Item 3     News Release

The news release was disseminated on September 27, 2012 through Marketwire.

Item 4     Summary of Material Change

See attached News Release dated September 27, 2012.

Item 5    Full Description of Material Change

See attached News Release dated September 27, 2012.

Item 6     Reliance on subsection 7.1(2) of National Instrument 51 102

Not applicable.

Item 7     Omitted Information

Not applicable.

Item 8     Executive Officer

G. Clive Newall, President

Telephone: +44 207 291 6630

Item 9     Date of Report

September 27, 2012.

NOT FOR RELEASE OR DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN

NEWS RELEASE 12-22 September 27, 2012 www.first-quantum.com

First Quantum Announces Senior Notes Offering

First Quantum Minerals Ltd. (“First Quantum” or the “Company”, TSX Symbol “FM”, LSE Symbol “FQM”), today announced that it is offering $350 million of Senior Notes due 2019 (the “Notes”).

The Notes will be senior obligations of the Company and will be guaranteed on a subordinated basis by certain of the Company’s subsidiaries. Interest will be payable semi-annually. The interest rate, offering price and other terms will be determined at the time of pricing of the offering, subject to market conditions.

The Company intends to use the proceeds of the offering for general corporate purposes. The Company has prepared an offering memorandum which will be made available to selected prospective purchasers of the Notes.

This announcement is not an offer of securities for sale in the United States or any other jurisdiction. Securities may not be offered or sold in the United States unless they are registered or are exempt from registration. The Company does not intend to register any portion of this offering in the United States or to conduct a public offering in the United States or any other jurisdiction. Any public offering of securities to be made in the United States would be made by means of a prospectus that would contain detailed information about the Company and its management, as well as financial statements. Copies of this announcement are not being, and should not be, distributed in or sent into the United States.

It may be unlawful to distribute this announcement in certain jurisdictions. This announcement is not for distribution in the United States, Japan or Australia. The information in this announcement does not constitute an offer of securities for sale in the United States, Canada, Japan or Australia.

In member states of the EEA, this announcement and any offer of securities if made subsequently is directed only at persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”). Any person in the EEA who acquires securities in any offer of securities (an “investor”) or to whom any offer of securities is made will be deemed to have represented and agreed that it is a Qualified Investor. Any investor will also be deemed to have represented and agreed that any securities acquired by it in the offer have not been acquired on behalf of persons in the EEA other than Qualified Investors or persons in the UK and other Member States (where equivalent legislation exists) for whom the investor has authority to make decisions on a wholly discretionary basis, nor have the securities been acquired with a view to their offer or resale in the EEA to persons where this would result in a requirement for publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive. The Company and others will rely upon the truth and accuracy of the foregoing representations and agreements.

This communication is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) the high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

First Quantum Minerals Ltd.	12-22

This announcement is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities referred to herein in Canada. No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this announcement or the merits of the securities referred to herein, and any representation to the contrary is an offence.

First Quantum’s address is set out below. For further information, including to obtain a copy, once filed, of the report required to be filed with applicable securities regulators in respect of the matters described in this news release, please contact First Quantum at one of the numbers listed at the end of this news release.

8th Floor, 543 Granville Street

Vancouver, British Columbia

V6C 1X8

On Behalf of the Board of Directors	12g3-2b-82-4461
of First Quantum Minerals Ltd.	Listed in Standard and Poor’s
G. Clive Newall
President

For further information visit our web site at www.first-quantum.com

North American contact: Sharon Loung, Director, Investor Relations

Tel: (647) 346-3934 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: sharon.loung@fqml.com

United Kingdom contacts: Clive Newall, President

Tel: +44 140 327 3484 Fax: +44 140 327 3494 E-Mail: clive.newall@fqml.com

Certain information contained in this news release constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information under applicable Canadian securities legislation. Such forward-looking statements or information involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such factors may include, among others, those factors disclosed in the Company's documents filed from time to time with the Alberta, British Columbia, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Ontario Securities Commissions, the Autorité des marchés financiers in Quebec, the United States Securities and Exchange Commission and the London Stock Exchange.